Exhibit 99.1

Bitauto Announces Second Quarter 2012 Results

BEIJING, August 9, 2012 — Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of Internet content and marketing services for China’s fast-growing automotive industry, today announced its unaudited financial results for the second quarter ended June 30, 20121.

Second Quarter 2012 Highlights

•	Revenue in the second quarter of 2012 was RMB247.6 million (US$39.0 million), a 58.9% increase from the corresponding period in 2011.

•	Gross profit in the second quarter of 2012 was RMB176.1 million (US$27.7 million), a 66.7% increase from the corresponding period in 2011.

•	Operating profit in the second quarter of 2012 was RMB30.9 million (US$4.9 million), a 59.7% increase from the corresponding period in 2011.

•	IFRS profit in the second quarter of 2012 was RMB26.2 million (US$4.1 million), a 13.0% increase from the corresponding period in 2011.

•	Non-GAAP profit in the second quarter of 2012 was RMB28.7 million (US$4.5 million), a 6.6% increase from the corresponding period in 2011.

•

The Company had 7,846 subscribers to Easypass, its online marketing platform for new cars, and 1,270 customers of Transtar, its online marketing platform for used cars, during the six months ended June 30, 2012, compared to 4,451 and 1,440 respectively, in the corresponding period in 2011. This represents an annual increase of 76.3% in the number of Easypass subscribers and an annual decrease of 11.8% in the number of Transtar customers.

“We maintained a healthy pace of growth in the second quarter, with revenue growing 58.9% year-on-year,” commented Mr. William Li, chairman and chief executive officer of Bitauto. “We continue to benefit as auto makers and dealers allocate more of their online marketing spend to promotional activities. This demonstrates how Bitauto’s products and services are continuing to meet the needs of potential car buyers, auto makers and dealers.”

Mr. Li added, “In the second half of 2012, we will continue to focus on our three core development strategies. Firstly, we will soon launch our enhanced online marketing and CRM platform, EP, and transition our Easypass new car dealer customers onto this new platform. Secondly, we will continue to invest in brand building. Finally, we will continue to strengthen our used car listings website, taoche.com. We are confident that these strategies will strengthen our industry-leading position and drive long-term growth.”

[1]	This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.3530 to US$1.00, the effective noon buying rate as of June 29, 2012 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

“Our commitment to building strong brand recognition and improving customer experience across our business segments continues to generate positive results,” said Andy Zhang, chief financial officer of Bitauto. “Our improved top line performance drove an increase in operating profit of 59.7% from the corresponding period in 2011. We continue to invest in the core growth drivers of our business and this is clearly generating results. Going forward, we will maintain our focus on managing operating efficiency to ensure sustainable profitability.”

Recent Business Updates

•

The share repurchase program announced on August 12, 2011, which authorized the Company to repurchase up to US$10.0 million worth of its American Depositary Shares (“ADSs”) within 12 months, has now been completed. As of June 30, 2012, the Company had repurchased 1,908,180 ADSs in aggregate for a total consideration of US$9.98 million, inclusive of transaction charges. The Company will not make additional repurchases under this share purchase program due to the expiration of the program.

•

On June 1, 2012, the Company renewed its agreement with Baidu, Inc. (“Baidu”), the leading Chinese language Internet search provider. Bitauto will continue to be the exclusive supplier of auto-related content for Aladdin, Baidu’s open data platform, for another 12 months, until May 31, 2013.

•

During the second quarter, the Company made a strategic investment of approximately US$3.0 million in Car King, a leading Shanghai-based used car hypermarket. The investment is expected to enable the Company to better understand advertising and promotional trends in the used car sector.

•

As of June 30, 2012, the Company had a total of 41,640,890 ordinary shares, with 24,862,527 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Basic and diluted per ADS figures for the second quarter of 2012 were calculated using a weighted average of 39,439,957 and 40,097,090 ADSs, respectively.

Second Quarter 2012 Results

Revenue by Business Segment
RMB000s (unaudited)	Three months ended
	June 30, 2011	% of Total Revenue	June 30, 2012	% of Total Revenue	% Change
bitauto.com business	105,096	67.4%	193,765	78.2%	84.4%
taoche.com (formerly ucar.cn) business	7,584	4.9%	6,940	2.8%	(8.5%)
Digital Marketing Solutions	43,184	27.7%	46,942	19.0%	8.7%

Total revenue	155,864	100.0%	247,647	100.0%	58.9%

Cost of Revenue by Business Segment
RMB000s (unaudited)	Three months ended
	June 30, 2011	% of Total Revenue	June 30, 2012	% of Total Revenue	% Change
bitauto.com business	24,768	49.3%	31,148	43.5%	25.8%
taoche.com (formerly ucar.cn) business	8,848	17.6%	13,553	18.9%	53.2%
Digital Marketing Solutions	16,644	33.1%	26,889	37.6%	61.6%

Total cost of revenue	50,260	100.0%	71,590	100.0%	42.4%

Gross profit margin	67.8%		71.1%

Bitauto reported revenue of RMB247.6 million (US$39.0 million) for the second quarter of 2012, representing a 58.9% increase from the corresponding period in 2011. The increase in revenue was primarily attributable to the growth of the bitauto.com business.

Cost of revenue for the second quarter of 2012 was RMB71.6 million (US$11.3 million), representing a year-over-year increase of 42.4% from RMB50.3 million (US$7.9 million). Cost of revenue as a percentage of revenue in the second quarter of 2012 was 28.9%, compared to 32.2% in the corresponding period in 2011.

Gross profit for the second quarter of 2012 was RMB176.1 million (US$27.7 million), representing a 66.7% increase from the corresponding period in 2011.

Revenue from the bitauto.com business for the second quarter of 2012 was RMB193.8 million (US$30.5 million), representing an 84.4% increase from the corresponding period in 2011. The increase was attributable to an increase in dealer subscription revenue as a result of year-over-year growth of 76.3% in the number of Easypass subscribers, as well as an increase in advertising revenue resulting from better brand recognition of the bitauto.com website.

Cost of revenue for the bitauto.com business for the second quarter of 2012 was RMB31.1 million (US$4.9 million), representing a year-over-year increase of 25.8% from RMB24.8 million (US$3.9 million). This was mainly due to an increase in business tax as a result of revenue growth. Cost of revenue as a percentage of revenue in the second quarter of 2012 was 16.1%, compared to 23.6% in the corresponding period in 2011.

Gross profit from the bitauto.com business for the second quarter of 2012 was RMB162.6 million (US$25.6 million), representing a 102.4% increase from the corresponding period in 2011. The increase was mainly due to enhanced sales efficiency and scalability of the bitauto.com business.

Revenue from the taoche.com business for the second quarter of 2012 was RMB6.9 million (US$1.1 million), representing an 8.5% decrease from the corresponding period in 2011. This decrease was the result of sales policy adjustment.

Cost of revenue for the taoche.com business for the second quarter of 2012 was RMB13.6 million (US$2.1 million), representing a year-over-year increase of 53.2% from RMB8.8 million (US$1.4 million). This was mainly due to an increase in fees paid to partner websites to distribute dealer customers’ used automobile listing information, and personnel-related costs.

Gross loss from the taoche.com business for the second quarter of 2012 was RMB6.6 million (US$1.0 million), compared to a gross loss of RMB1.3 million (US$0.2 million) in the corresponding period in 2011.

Revenue from the digital marketing solutions business for the second quarter of 2012 was RMB46.9 million (US$7.4 million), representing an 8.7% increase from the corresponding period in 2011, which reflects an increase in spending on advertising and events by customers in the second quarter.

Cost of revenue for the digital marketing solutions business for the second quarter of 2012 was RMB26.9 million (US$4.2 million), representing a year-over-year increase of 61.6% from RMB16.6 million (US$2.6 million) for the corresponding period in 2011. The increase was mainly due to higher-direct-cost services, such as event planning and execution around the 2012 Beijing International Automotive Exhibition, accounting for a larger percentage of services provided to digital marketing solutions customers, as well as an increase in headcount.

Gross profit from the digital marketing solutions business for the second quarter of 2012 was RMB20.1 million (US$3.2 million), representing a 24.4% decrease from the corresponding period in 2011.

Selling and administrative expenses were RMB132.5 million (US$20.9 million) for the second quarter of 2012, representing an increase of 69.0% from the corresponding period in 2011. This increase was primarily attributable to an increase in expenses related to the Company’s search engine and navigation site marketing efforts, and the Company’s brand building activities at the 2012 Beijing International Automotive Exhibition in April, as well as an increase in headcount and employee salaries and benefits.

Product development expenses were RMB12.7 million (US$2.0 million) for the second quarter of 2012, a 61.0% increase from the corresponding period in 2011. The increase was primarily due to an increase in research and development personnel-related expenses and an increase in the number of employees.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB2.5 million (US$0.4 million) in the second quarter of 2012, compared to RMB3.8 million (US$0.6 million) in the corresponding period in 2011. The decrease was mainly due to the use of the accelerated amortization method for allocating share-based payment expenses.

Operating profit in the second quarter of 2012 was RMB30.9 million (US$4.9 million), representing a 59.7% increase from the corresponding period in 2011. The increase was primarily due to enhanced operation efficiency and business scalability in the second quarter of 2012.

Income tax expense in the second quarter of 2012 was RMB1.7 million (US$0.3 million), compared to an income tax expense of RMB4.2 million (US$0.7 million) in the corresponding period in 2011. The decrease was mainly due to a Special Purpose Entity of the Company qualifying for a preferential income tax rate. The Company expects to benefit from the preferential income tax rate until 2016.

IFRS profit in the second quarter of 2012 was RMB26.2 million (US$4.1 million), a 13.0% increase from the corresponding period in 2011. Basic and diluted profit per ADS, each representing one ordinary share, in the second quarter of 2012 amounted to RMB0.66 (US$0.10) and RMB0.65 (US$0.10), respectively.

Non-GAAP profit in the second quarter of 2012 was RMB28.7 million (US$4.5 million), a 6.6% increase from the corresponding period in 2011. Non-GAAP basic and diluted profit per ADS in the second quarter of 2012 amounted to RMB0.73 (US$0.11) and RMB0.72 (US$0.11), respectively.

As of June 30, 2012, the Company had cash and cash equivalents of RMB480.9 million (US$75.7 million). Cash used in operating activities, cash used in investing activities such as capital expenditures, and cash used in financing activities in the second quarter of 2012 were RMB15.2 million (US$2.4 million), RMB46.6 million (US$7.3 million), and RMB7.2 million (US$1.1 million), respectively.

Gross billings2 in the second quarter of 2012 was RMB399.0 million (US$62.8 million), compared to RMB271.2 million (US$42.7 million) in the corresponding period in 2011.

Bills Receivables, representing short-term notes receivable issued by financial institutions that entitle the Company to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance, was RMB28.1 million (US$4.4 million) as of June 30, 2012, compared to RMB74.5 million (US$11.7 million) as of December 31, 2011.

Trade receivables was RMB547.5 million (US$86.2 million) as of June 30, 2012, compared to RMB433.8 million (US$68.3 million) as of December 31, 2011. This increase was due to an increase in gross billings.

[2]	For the advertising agent services the Company provides, the Company acts as an agent in placing advertisements on the websites of the media vendors on behalf of the automaker customers. The Company receives fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, records the fees on a net basis in its consolidated financial statements. The net fees recognized from each such transaction amount to a relatively small percentage of the related trade receivables or payables recorded on a gross basis. For the advertising services the Company provides, the Company acts as the principal in the arrangement and records revenues on a gross basis in its consolidated financial statements. Revenues are recognized only after the amount has been contractually agreed with the customers, the advertisements have been published and when the collectability is reasonably assured. For both the advertising agent services and advertising services provided, the Company enters into publishing schedule agreements with its automaker and automobile dealer customers, and related advertising agreements with the media vendors who are then obligated to place the advertisements according to the Company’s customers’ publishing schedule agreements. At such time, the Company records receivables from the customers and, in the same amount, corresponding payables due to the media vendors on a gross basis. Such payments are conducted through the Company. Gross billings include the gross value of advertisements placed by the Company’s customers that correspond to the gross payables recorded due to the media vendors.

The number of employees totalled 1,902 as of June 30, 2012, representing a 35.8% increase from the same period in 2011. The increase in headcount was primarily due to the Company’s expansion of the sales network from 92 to 117 locations.

Third Quarter 2012 Outlook

Bitauto currently expects to generate revenue in the range of RMB250.0 million (US$39.4 million) to RMB260.0 million (US$40.9 million) in the third quarter of fiscal year 2012, representing a 41.5% to 47.1% year-over-year increase. Bitauto currently expects non-GAAP diluted earnings per ADS, each representing one ordinary share, to be approximately RMB0.74 (US$0.12) to RMB0.79 (US$0.12) in the third quarter of 2012.

This forecast takes into consideration seasonality factors in Bitauto’s business, and excludes any impact of foreign currency fluctuation. It reflects management’s current and preliminary view, which is subject to change.

Conference Call Information

Bitauto’s management will hold an earnings conference call today, August 9, 2012 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-718-3541-231
Hong Kong:	+852-2475-0994 or 800-930-346
China:	400-6208-038 or 800-8190-121
International:	+65-6723-9381
Conference ID:	99275384

A replay of the conference call may be accessed by phone at the following number until August 16, 2012:

US:	+1-718-3541-232
International:	+61-2-8235-5000
Conference ID:	99275384

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. The Company’s bitauto.com and taoche.com (formerly ucar.cn) websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. The Company also distributes its dealer customers’ automobile pricing and promotional information through its partner websites, including major portals and search engines operated by Tencent, Netease, and Baidu, as well as social networking websites Renren and Kaixin.

Bitauto manages its businesses in three segments, namely bitauto.com business, taoche.com business and digital marketing solutions business. The Company’s bitauto.com business provides subscription services to new automobile dealers that enable them to list pricing and promotional information on the Company’s bitauto.com website as well as partner websites and search engines. The Company also provides advertising services to dealers and automakers on its bitauto.com website. The Company’s taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the Company’s taoche.com website and partner websites. The Company also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on its taoche.com website. The Company’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for third quarter of 2012 and the quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the Internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

Bitauto’s management supplements the data it receives regarding IFRS profit with non-GAAP profit, which excludes from IFRS profit the charges relating to share-based payments. This non-GAAP financial measure provides Bitauto’s management with the ability to assess its operating results without considering the impact of non-cash charges resulting from share-based payments. Furthermore, this non-GAAP financial measure eliminates the impact of item(s) that Bitauto does not consider indicative of the performance of its business.

The use of non-GAAP profit has certain limitations. Share-based payments have been and will continue to be incurred and are not reflected in the presentation of the non-GAAP profit. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, non-GAAP profit may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of this non-GAAP financial measure to the most directly comparable IFRS financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

Martin Reidy

Brunswick Group LLP

Tel: +86-10-5960-8600

bitauto@brunswickgroup.com

New York

Cindy Zheng

Brunswick Group LLP

Tel: +1-212-333-3810

bitauto@brunswickgroup.com

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Three Months Ended
	June 30, 2011	June 30, 2012
	Unaudited	Unaudited

Revenue	155,863,601	247,647,257
Cost of revenue	(50,260,460)	(71,589,588)

Gross profit	105,603,141	176,057,669

Selling and administrative expenses	(78,367,600)	(132,457,469)
Product development expenses	(7,874,771)	(12,680,640)

Operating profit	19,360,770	30,919,560

Other income	7,525,313	151,333
Other expenses	(530,996)	(3,843,928)
Interest income	979,286	1,019,872
Interest expense	—	(446,816)
Share of profit of an associate	—	90,528

Profit before tax	27,334,373	27,890,549

Income tax expense	(4,172,370)	(1,712,453)

Profit for the period	23,162,003	26,178,096

Total comprehensive income for the period	16,087,369	29,032,740

Other Financial Data (unaudited)
Non-GAAP profit for the period	26,924,479	28,699,144

Reconciliation of IFRS profit to non-GAAP profit

	For the Three Months Ended
	June 30, 2011	June 30, 2012
	Unaudited	Unaudited
Profit for the period	23,162,003	26,178,096
Share-based payments	3,762,476	2,521,048

Non-GAAP profit for the period	26,924,479	28,699,144

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of financial position data

	December 31, 2011	June 30, 2012
	Audited	Unaudited

Assets
Trade receivables	433,782,917	547,528,975
Bills receivables	74,539,413	28,100,425
Cash and cash equivalents	601,377,150	480,863,044
Other current assets	49,500,055	86,059,081
Non-current assets	142,120,417	183,317,052

Total assets	1,301,319,952	1,325,868,577

Liabilities
Trade payables	201,125,551	179,463,491
Other current liabilities	204,635,161	249,064,879
Non-current liabilities	9,697,740	8,494,677

Total liabilities	415,458,452	437,023,047

Total equity	885,861,500	888,845,530

Total liabilities and equity	1,301,319,952	1,325,868,577